FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 19, 2007

Exhibit 99.1

Beijing, China, November 19, 2007 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound tumor therapy system, finalized its purchase price allocation in connection with its acquisition of the fluorescent in situ hybridization business in March 2007 (the “FISH Acquisition”), based on a valuation report of an independent valuer. The valuation by the independent valuer of the intangible assets associated with the FISH Acquisition is higher than the Company’s internal valuation. The internal valuation was previously used for the purchase price allocation and for purposes of preparing the unaudited financial results for the quarter ended June 30, 2007, which were reported by the Company on August 28, 2007.

As a result, the Company has finalized the purchase price allocation for the FISH Acquisition. The relevant numbers in the unaudited financial results as of and for the quarter ended June 30, 2007 have been restated which include the increase in intangible assets and relevant amortization, the recognition of a deferred credit and the decrease in goodwill and deferred income taxes liabilities. The restatements are shown in the following unaudited condensed consolidated balance sheet, unaudited condensed consolidated statement of income, and reconciliations of non-GAAP adjusted net income to GAAP net income as of and for the quarter ended June 30, 2007.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For other information, please visit http://www.chinameditech.com.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	June 30, 2007
	As Reported Previously	Adjustments	As Restated
	RMB	RMB	RMB
	(in thousands)
Assets
Current assets
Cash and cash equivalents	1,145,271	—	1,145,271
Trade accounts receivable	215,335	—	215,335
Prepayments and other receivables	45,568	—	45,568
Inventories	31,902	—	31,902

Total current assets	1,438,076	—	1,438,076

Property, plant and equipment, net	147,075	—	147,075
Intangible assets, net	1,323,732	199,798	1,523,530
Lease prepayments, net	7,573	—	7,573
Deferred income taxes	294	—	294
Convertible notes issuance costs	35,447	—	35,447

Total assets	2,952,197	199,798	3,151,995

Liabilities
Current liabilities
Trade accounts payable	55,499	—	55,499
Accrued liabilities and other payables	215,076	304,479	519,555
Income tax payable	39,252	—	39,252
Dividend payable	83,306	—	83,306

Total current liabilities	393,133	304,479	697,612

Convertible notes	1,141,800	—	1,141,800
Other payable – long term	67,794	—	67,794
Deferred income taxes	97,872	(97,872)	—

Total liabilities	1,700,599	206,607	1,907,206

Shareholders’ equity
Ordinary shares
US$0.1 par value: 500,000,000 authorized; 273,600,001 issued and outstanding as of March 31, 2007 and June 30, 2007	225,125		225,125
Additional paid-in capital	506,174	—	506,174
General reserve fund	36,147	—	36,147
Accumulated other comprehensive loss	(25,240)	59	(25,181)
Retained earnings	509,392	(6,868)	502,524

Total shareholders’ equity	1,251,598	(6,809)	1,244,789

Total liabilities and shareholders’ equity	2,952,197	199,798	3,151,995

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended June 30, 2007
	As Reported Previously	Adjustments	As Restated
	RMB	RMB	RMB
	(in thousands except for per ADS information)
Revenues, net	151,490	—	151,490
Cost of revenues	(57,496)	(6,868)	(64,364)

Gross profit	93,994	(6,868)	87,126
Operating expenses:
Research and development	(9,779)	—	(9,779)
Sales and marketing	(5,755)	—	(5,755)
General and administrative	(13,946)	—	(13,946)

Total operating expenses	(29,480)	—	(29,480)

Operating income	64,514	(6,868)	57,646
Other income	100	—	100
Interest income	8,694	—	8,694
Interest expense- convertible notes	(10,078)	—	(10,078)
Interest expense- other	(1,569)	—	(1,569)
Amortization of convertible notes issuance cost	(2,043)	—	(2,043)

Income before tax	59,618	(6,868)	52,750
Income tax expense	(7,927)	—	(7,927)

Net income	51,691	(6,868)	44,823

Earnings per ADS – basic	1.97	(0.26)	1.71

– diluted	1.96	(0.26)	1.70

Weighted average number of ADS – basic	26,196,308	—	26,196,308

– diluted	26,317,214	—	26,317,214

Note: One American Depositary Share (“ADS”) = 10 ordinary shares.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Net Income to GAAP Net Income

	For the Three Months Ended June 30, 2007
	As Reported Previously	Adjustments	As Restated
	RMB	RMB	RMB
	(in thousands except for per ADS information)
GAAP net income	51,691	(6,868)	44,823
Adjustments:
Stock compensation expense	1,379	—	1,379
Amortization of acquired intangible assets	15,607	6,868	22,475

Non-GAAP adjusted net income	68,677	—	68,677

GAAP earnings per ADS
– basic	1.97	(0.26)	1.71

– diluted	1.96	(0.26)	1.70

Non-GAAP adjusted earnings per ADS
– basic	2.62	—	2.62

– diluted	2.61	—	2.61

Weighted average number of ADS
– basic	26,196,308	—	26,196,308

– diluted	26,317,214	—	26,317,214